Exhibit 99.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements on Form F-3 (Nos. 333-14102, 333-91034, 333-99073 and 333-126120) of our reports dated June 27, 2008, relating to the consolidated financial statements (which report expresses on unqualified opinion and includes explanatory paragraphs relating to 1) the Company’s adoption of Statements of Korea Accounting Standards ( “SKAS” ) No. 21, Preparation and Presentation of Financial Statements and No. 25, Consolidation Financial Statements, 2) the translation of Korean Won amounts to U.S. dollar amounts and 3) information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America) and the effectiveness of SK Telecom Co., Ltd.’s internal control over financial reporting, appearing in the annual report on Form 20-F of SK Telecom Co., Ltd. for the year ended December 31, 2007 and to the reference to us under the heading “Experts” in the Prospectus, which is part of these Registration Statements.
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea
June 30, 2008